

January 25, 2012

Via E-mail
Mr. Ken Martin
Chief Executive Officer
 and Chief Accounting Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, WA 98033

> RE: **Hitor Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed May 19, 2011**
> **Amendment No. 6 to Form 10-K for the Fiscal Year ended**
> **December 31, 2010**
> **Filed January 17, 2012**
> **File No. 333-103986**

Dear Mr. Martin:

We have reviewed your response letter dated January 16, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Ken Martin
Hitor Group, Inc.
January 25, 2012
Page 2

Amendment No. 6 to Form 10-K for the Fiscal Year ended December 31, 2010 filed on January 17, 2012

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page F-5

1.   Based on your response to prior comment 4, it appears that the $700,000 should be reflected as cash proceeds related to debt that you issued and not as cash proceeds from the sale of common stock. Since the debt was subsequently converted into common stock, that transaction should be identified as a non-cash financing activity pursuant to the guidance in ASC 230-10-50-4. Please revise future filings to properly disclose the nature of the transaction or explain to us why the current presentation is appropriate under ASC 230-10.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant